Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY[1]

(millions of Canadian dollars)
				October 31 2019		October 31 2018
	Within 1 year	Over 1 year to 3 years	Over 3 to 5 years	Over 5 years	Total	Total
Deposits[2,3]	$779,988	$63,970	$35,381	$7,632	$886,971	$852,133
Securitization liabilities
Securitization liabilities at fair value	2,011	4,130	4,878	1,930	12,949	12,841
Securitization liabilities at amortization cost	5,598	2,323	3,321	2,895	14,137	14,869
Subordinated notes and debentures	–	–	–	10,904	10,904	9,129
Liability for preferred shares	–	–	–	35	35	35
Structured entity liabilities	1,734	3,465	658	–	5,857	5,627
Contractual interest payments[4,5]	3,590	3,900	2,427	2,982	12,899	13,240
Operating lease commitments	988	1,820	1,448	3,365	7,621	7,267
Capital lease commitments	21	42	19	1	83	60

Purchase obligations	832	1,292	492	556	3,172	2,960
Total	$794,762	$80,942	$48,624	$30,300	$954,628	$918,161
[1]	Amounts are presented on an undiscounted basis.
[2]	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
[3]

Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.

[4]

Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2019, and October 31, 2018, respectively. Amounts exclude returns on instruments where the Bank's payment obligation is based on the performance of equity linked indices.

[5]

Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank's 2019 Consolidated Financial Statements for additional details.